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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2) *



                       Allegheny Technologies Incorporated
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                -------------------------------------------------
                         (Title of Class of Securities)


                                   01741R 10 2
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                                 (CUSIP Number)


                                December 31, 2000
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              Date of Event Which Requires Filing of This Statement


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 01741R 10 2                 13G                      Page 2 of 3 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Caroline W. Singleton
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2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (A)[X]
                                                                          (B)[ ]

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3    SEC USE ONLY


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4    CITIZEN OR PLACE OF ORGANIZATION

         United States
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                    5  SOLE VOTING POWER

                       0
                    ------------------------------------------------------------
     NUMBER OF      6  SHARED VOTING POWER
       SHARES
    BENEFICIALLY       5,775,000
     OWNED BY       ------------------------------------------------------------
       EACH         7  SOLE DISPOSITIVE POWER
     REPORTING
       PERSON          0
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                       5,775,000
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,775,000
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
       Not Applicable
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.2 % (based on the number of shares outstanding as of October 27, 2000 as reported on Allegheny Technologies Incorporated's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2000 for the period ended September 30, 2000).
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12   TYPE OF REPORTING PERSON

         IN
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CUSIP No. 01741R 10 2                  13G                     Page 3 of 3 Pages
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These statements relate to the Schedule 13G filed on February 14, 2000 by
Caroline W. Singleton, as amended by Amendment No. 1 to Schedule 13G filed on April 21, 2000 ("Amendment No. 1"), with regard to the beneficial ownership of common stock ("Common Stock"), par value $.10 per share, of Allegheny Technologies Incorporated and constitutes Amendment No. 2 thereto.

Item 4 of Amendment No. 1 is amended and restated in its entirety as follows:

Item 4.           Ownership.

         The Survivor's Trust of the Singleton Family Trust, of which I am the sole trustee, no longer holds any shares of Common Stock. Accordingly, I no longer have sole voting or dispositive powers with respect to any shares of Common Stock. However, as a manager of the Singleton Group LLC ("LLC"), I share with the other managers of the LLC voting and dispositive powers with respect to the 5,775,000 shares of Common Stock held by the LLC, and may be considered a member of a group with the LLC and the other managers of the LLC. The 5,775,000 shares of Common Stock represents 7.2% of the number of shares outstanding as of October 27, 2000 as reported on Allegheny Technologies Incorporated's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2000 for the period ended September 30, 2000.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001

                                        /s/ CAROLINE W. SINGLETON
                                        ----------------------------------------
                                        Caroline W. Singleton


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